Exhibit 99.1

SAGTEC Withdraws from Proposed Acquisition of Rider Gate

KUALA LUMPUR, MALAYSIA, August 04, 2025 (GlobeNewswire) – Subsequent to the announcement made on 18 July 2025, the Board of Directors of SAGTEC Global Limited (“SAGTEC”) announced that the Share Sale Agreement (“SSA”) entered into on 14 July 2025 with Ramssol Group Berhad (“Ramssol”) for the proposed acquisition of a 40% stake in Rider Gate Sdn Bhd, a subsidiary of Ramssol, has been terminated.

Under the terms of the SSA, completion of the transaction was subject to the fulfilment of certain conditions precedent, including the requisite approval of SAGTEC’s Board of Directors. Having given due consideration, SAGTEC’s Board of Directors did not provide the requisite approval, and accordingly, the said condition precedent was not fulfilled. In line with the SSA provisions, the SSA has ceased to have any further effect, with no penalties or compensation payable by either party.

SAGTEC confirmed that the termination of the SSA will not have any adverse effect on its financial position or results for the current fiscal year, and that it remains open to exploring future collaborations with Ramssol or any other potential partners should a suitable strategic alignment arise.

About Sagtec Global Limited

Sagtec Global is a regional leader in enterprise-grade POS software, AI-integrated digital systems, and secure data infrastructure for Southeast Asia’s fast-evolving retail and service economy. The company’s mission is to empower businesses with intelligent, scalable, and secure technology solutions purpose-built for the digital age.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Telephone +6011-6217 3661

Email: info@sagtec-global.com